Exhibit 99.1
Concord Medical Announces Fourth Quarter and Fiscal Year 2010 Financial Results Full Year Revenues
up 33%, Company Opens 33 New Centers in 2010
BEIJING, March 28, 2011 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2010(1), the Company’s first full year of operations since completing its IPO in December 2009, underwritten by Morgan Stanley, J.P. Morgan and CICC.
Fourth Quarter and Fiscal Year 2010 Highlights
•	Total net revenues in the fourth quarter of 2010 were RMB112.9 million ($17.1 million), a 30.1% increase from the corresponding period in 2009. Total net revenues in fiscal year 2010 were RMB389.5 million ($59.0 million), a 33.2% increase from 2009.

•	Gross profit in the fourth quarter of 2010 was RMB81.5 million ($12.4 million), a 32.0% increase from the corresponding period in 2009. Gross profit in fiscal year 2010 was RMB266.8 million ($40.4 million), a 30.2% increase from 2009.

•	Net income in the fourth quarter of 2010 was RMB43.7 million ($6.6 million), a 21.8% increase from the corresponding period in 2009. Net income in fiscal year 2010 was RMB130.9 million ($19.8 million), a 4.9% increase from 2009.

•	Non-GAAP net income(2) in the fourth quarter of 2010 was RMB45.5 million ($6.9 million), a 23.3% increase from the corresponding period in 2009. Non-GAAP net income in fiscal year 2010 was RMB140.5 million ($21.3 million), an 11.6% increase from 2009.

•	Both basic and diluted earnings per American depositary share (“ADS”)(3) in the fourth quarter of 2010 were RMB0.87 ($0.13). Both basic and diluted earnings per ADS in fiscal year 2010 were RMB2.66 ($0.40).

•	Both Non-GAAP basic and diluted earnings per American depositary share (“ADS”)(3) in the fourth quarter of 2010 were RMB0.91 ($0.14). Both basic and diluted earnings per ADS in fiscal year 2010 were RMB2.86 ($0.43).

•	Adjusted EBITDA(4) (non-GAAP) in the fourth quarter of 2010 was RMB80.6 million ($12.2 million), an 11.8% increase from the corresponding period in 2009. Adjusted EBITDA in fiscal year 2010 was RMB295.4 million ($44.8 million), a 19.8 % increase from 2009.

•	Concord Medical added 10 centers and closed 2 centers in the fourth quarter of 2010, bringing the total number of centers in operation to 119 across 44 cities in China, as of December 31, 2010. To date, the Company has entered into agreements to establish 29 new centers.

•	The number of treatment and diagnostic patient cases was 8,309 and 34,646 during the fourth quarter and fiscal year 2010, representing a 13.0% and 37.0% increase from the fourth quarter and fiscal year 2009, respectively.

“We are pleased to report a year of solid financial and operational growth in 2010, the first full year of operations since our IPO and listing on the NYSE in December 2009, underwritten by Morgan Stanley, J.P. Morgan and CICC,” said Dr. Jianyu Yang, director, president and chief executive officer of Concord Medical. “In 2010, revenues grew 33% year-over-year to RMB389.5 million while we brought the total number of centers in our network to 119 by adding 33 centers in the year. In 2011, we will continue to grow our already established center network and are committed to meeting our target of operating 200 centers by the end of 2012. In addition, Concord Medical will focus more resources on expanding our network of standalone facilities such as our Chang’An CMS International Cancer Center and our Beijing Proton Medical Center.”
“The government continues to encourage private investment into the healthcare system in China,” continued Dr. Yang. “In December 2010, we saw more specific guidelines such as prioritizing private investment in new projects, extending medical insurance coverage to treatment through private providers and allowing talent transfer between private and public hospitals. Combining the increasingly favorable macroeconomic conditions with our effective marketing and execution efforts, we are confident that Concord Medical is well on its way to achieving greater success.”
Dr. Yang added, “In the fourth quarter of 2010, we had healthy top line growth despite a drop in patient volume in the first week of October caused in part by the Golden Week holiday. Our operating and net margins for year 2010 were also affected by costs and expenses associated with being a public company. We expect this impact to diminish over time as our business increases in scale. Looking forward, we will focus on continuing to enhance operational and financial efficiency while further expanding our network.”
Recent Developments
On July 12, 2010, Concord Medical announced it entered into a joint venture agreement with Chang’An Hospital and commenced preliminary operations of Chang’An CMS International Cancer Center (“CCICC”) in anticipation of obtaining a clinical license for CCICC. As of this announcement, CCICC had not received such license. On January 6, 2011, Concord Medical announced that it entered into agreements to acquire a total of 52% of the equity interest in Chang’An Hospital from certain shareholders of the Hospital for an aggregate consideration of approximately RMB200 million, subject to satisfactory due diligence and relevant government approval. The acquisition is intended to expand the development of CCICC by consolidating the full capacity of the Hospital into CCICC, a cancer specialty hospital with a focus on cancer diagnosis and treatment services.
Concord Medical completed its share repurchase program in the fourth quarter 2010. During the fourth quarter of 2010, the Company repurchased 719,626 ADSs, representing 2,158,878 ordinary shares, for an aggregate consideration of $5.274 million, inclusive of fees. Since the inception of the share repurchase program in July 2010, the Company has repurchased a total of 1,700,656 ADSs, representing 5,101,968 ordinary shares, for an aggregate consideration of $11.552 million, inclusive of fees. As of December 31, 2010, the Company had a total of 17.4 million ADSs outstanding, representing 52.2 million ordinary shares, or 37% of its outstanding ordinary shares.
Fourth Quarter 2010 Results
Concord Medical reported total net revenues of RMB112.9 million ($17.1 million) for the fourth quarter of 2010, a 30.1% increase from the corresponding period in 2009, primarily due to an increase in patient cases from existing centers and the opening of new centers, as well as income from the preliminary operation of CCICC.

Cost of revenues in the fourth quarter of 2010 was RMB31.3 million (US$4.7 million), a 25.2% increase from the corresponding period in 2009, primarily due to an increase in depreciation costs related to new equipment added in 2010.
Gross profit margin in the fourth quarter of 2010 was 72.2% as compared to 66.2% in the third quarter of 2010 and 71.2% in the corresponding period in 2009. The lower gross profit margin in the third quarter of 2010 was mostly due to depreciation and amortization from business expansion.
Operating expenses, consisting of selling expenses and general and administrative expenses, were RMB30.1 million ($4.6 million) in the fourth quarter of 2010 as compared to RMB17.3 million in the previous quarter and RMB13.3 million in the corresponding period in 2009. The quarter-over-quarter increase was primarily due to a government grant in the previous quarter, increases in office and travel expenses, and operating expenses related to the preliminary operation of CCICC. The year-over-year increase was primarily due to increases in professional expenses associated with being a public company, increases in headcount, office and travel expenses, share-based compensation charges, and operating expenses related to the preliminary operation of CCICC.
Operating income was RMB51.4 million ($7.8 million) in the fourth quarter of 2010, representing a 6.3% increase from the corresponding period in 2009. Operating income excluding share-based compensation expenses (non-GAAP) was RMB53.2 million ($8.1 million), a 7.7% increase from the corresponding period in 2009.
Income tax expense in the fourth quarter of 2010 was RMB10.1 million ($1.5 million), compared to an income tax expense of RMB10.7 million in the corresponding period in 2009. The effective tax rate for the fourth quarter of 2010 was 18.8% as compared to 27.0% in the third quarter of 2010 and 22.9% for the corresponding period in 2009. The decrease in effective tax rate was mainly due to the resolution of a previously accrued uncertain tax position amounting to RMB6.2 million.
Net income in the fourth quarter of 2010 was RMB43.7 million ($6.6 million), representing an 21.8% increase from the corresponding period in 2009. Both basic and diluted earnings per ADS for the fourth quarter of 2010 amounted to RMB0.87 ($0.13).
Non-GAAP net income in the fourth quarter of 2010 was RMB45.5 million ($6.9 million), a 23.3% increase from the corresponding period in 2009. Both non-GAAP basic and diluted earnings per ADS in the fourth quarter of 2010 amounted to RMB0.91 ($0.14).
Adjusted EBITDA (non-GAAP), was RMB80.6 million ($12.2 million) for the fourth quarter of 2010, representing an 11.8% increase from the corresponding period in 2009.
As of December 31, 2010, the Company had total fixed assets valued at RMB925.3 million ($140.2 million), cash and cash equivalents of RMB535.8 million ($81.2 million), and restricted cash of RMB 117.7 million ($17.8 million).
As of December 31, 2010, the Company had bank credit lines totaling RMB2.2 billion (US$335 million), of which RMB241.1 million ($36.5) were utilized.
Accounts receivable was RMB169.4 million ($25.7 million) as of December 31, 2010, compared to RMB149.5 million as of September 30, 2010 and RMB111.3 million as of December 31, 2009. Days sales outstanding was approximately 127 days in the fourth quarter of 2010, unchanged from 127 days in the third quarter of 2010.

Fiscal Year 2010 Results
Total net revenues in 2010 were RMB389.5 million ($59.0 million), representing a 33.2% increase from RMB292.4 million in 2009, primarily due to an increase in patient cases from existing centers and the opening of new centers, as well as income from the preliminary operation of CCICC.
Cost of revenues in 2010 was RMB122.7 million (US$18.6 million), representing a 40.1% increase from RMB87.6 million in 2009, primarily due to the increased depreciation cost related to the opening of new centers and the resulting increase in salaries and benefits to additional personnel employed and assigned to the new centers.
Gross profit margin in 2010 was 68.5%, compared to 70.1% in 2009. This decrease was primarily due to higher operating costs associated with having a larger number of new centers in their ramp-up periods.
Selling expenses in 2010 were RMB17.2 million ($2.6 million), representing a 123.5% increase from RMB7.7 million in 2009. Selling expenses as a percentage of total net revenues increased to 4.4% in 2010 from 2.6% in 2009. The increase was primarily due to increases in headcount and marketing and other expenses to support increased business development efforts.
General and administrative expenses in 2010 were RMB70.0 million ($10.6 million), representing a 134.8% increase from RMB29.8 million in 2009. General and administrative expenses as a percentage of total net revenues increased to 18.0% in 2010 from 10.2% in 2009. The increase was primarily due to increases in professional expenses associated with being a public company, share-based compensation charges, headcount, office and travel expenses, and operating expenses related to the preliminary operation of CCICC.
Share-based compensation expenses, which were allocated to related operating expense items, were RMB9.6 million ($1.5 million) in 2010, compared to RMB1.0 million in 2009.
Operating income in 2010 was RMB179.7 million ($27.2 million), a 7.3% increase from RMB167.4 million in 2009. Operating income excluding share-based compensation expenses (non-GAAP) in 2010 was RMB189.3 million ($28.7 million), representing a 12% increase from 2009.
Income tax expense in 2010 was RMB43.9 million ($6.6 million), compared to an income tax expense of RMB36.4 million in 2009. The effective tax rate for 2010 was 25.1% as compared to 22.6% in 2009.
Net income in 2010 was RMB130.9 million ($19.8 million), representing a 4.9% increase from RMB124.8 million in 2009. Both basic and diluted earnings per ADS for 2010 amounted to RMB2.66 ($0.40).
Net income excluding share-based compensation expenses (non-GAAP) in 2010 was RMB140.5 million ($21.3 million), reflecting a 11.7% increase from RMB125.8 million in 2009. Both basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) in 2010 were RMB2.86 ($0.43).
Capital expenditures were RMB345.2 million ($52.3 million) in 2010, compared to RMB228.7 million in 2009. The increase was primarily due to the opening of new centers.

Adjusted EBITDA (non-GAAP) was RMB295.4 million ($44.8 million) in 2010, representing a 19.8% increase from RMB246.6 million in 2009.
Outlook for Fiscal Year 2011
Based on current market and operating conditions, estimated business expansion and forecasted patient volume, Concord Medical expects to generate total net revenues in an estimated range of RMB480 million to RMB520 million in 2011, which would represent a 23% to 33% increase from 2010. This estimated range excludes any potential future revenue as a result of the currently pending acquisition of Chang’An Hospital but includes income from CCICC’s preliminary operations. The Company notes that unanticipated delays in the closing of Chang’An Hospital’s acquisition, any failure to obtain CCICC’s clinical license and other uncertainties may result in CCICC not achieving its anticipated benefits to the Company, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations in 2011 and future periods.
The Company intends to open 25 to 30 new radiotherapy and diagnostic imaging centers, excluding any potential major acquisitions, in 2011. The Company expects total capital expenditures related to these new centers to be in the range of RMB300 million to RMB360 million.
The foregoing reflects Concord Medical’s current and preliminary views, which are subject to change.
Conference Call Information
Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time on March 28, 2011 (8:00 p.m. Beijing/Hong Kong time on March 28, 2010).
Dial-in details for the earnings conference call are as follows:

US:	+1.866.202.3048
China:	+10-800-852-1490 China Netcom (South China) +10-800-152-1490 China Telecom (North China) +10-800-130-0399 China Telecom (South China)
Hong Kong:	+800 96 3844
UK:	+44 2073658425
International:	+1.617.213.8843

Passcode:	97544973
A replay of the conference call may be accessed by phone at the following number until April 4, 2011:

US:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	93821317

Additionally, a live and archived webcast of this conference call will be available at http://ir.cmsholdings.com/.
About Concord Medical
Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. As of December 31, 2010, the Company operated a network of 119 centers with 66 hospital partners, spanning 44 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, many of the statements from management in this press release and the section under “Outlook for Fiscal Year 2011” are forward-looking in nature. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Statement Regarding Unaudited Financial Information
The Company’s independent auditors are in the process of completing an audit of the Company’s U.S. GAAP financial statements for 2010. These unaudited 2010 numbers disclosed in this announcement are, therefore, subject to change.
About Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.
(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.600 to US$1.00, the effective noon buying rate as of December 31, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2) Non-GAAP net income is defined in this announcement as net income excluding share-based compensation expenses. Share-based compensation was RMB 1.8 million ($0.27 million) in the fourth quarter of 2010 and RMB9.57 million ($1.45 million in fiscal year 2010.
(3) Each ADS represents three ordinary shares of the Company.
(4) Adjusted EBITDA is defined in this announcement as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange loss and other income.
For investor and media inquiries please contact:
China
Tony Tian
Concord Medical Services
+86-10-5957-5287
tony.tian@cmsholdings.com
Lilian Wong
Brunswick Group, LLC
+86-10-5960-8600
lwong@brunswickgroup.com
U.S.
Nicki Kahner Brunswick Group, LLC
+1-212-333-3810
nkahner@brunswickgroup.com

Concord Medical Services Holdings Limited
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31, 2009*	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	US$

ASSETS
Current assets
Cash	1,037,239	515,190	537,783	81,179
Restricted cash, current portion	293	101,657	102,873	15,587
Notes receivable			900	136
Accounts receivable	111,328	149,520	167,389	25,665
Prepayments and other current assets	100,484	69,724	74,469	11,283
Due from a related party	—	4,000	—	—
Deferred tax assets, current portion	3,168	2,027	1,504	228

Total current assets	1,252,512	842,118	884,918	134,078

Non-current assets
Property, plant and equipment, net	573,042	863,854	925,336	140,202
Goodwill	300,163	300,163	300,163	45,479
Acquired intangible assets, net	155,345	185,939	146,113	22,138
Deposits for non-current assets	127,150	236,575	208,019	31,518
Net investments in financing leases	—	84,444	85,854	13,008
Deferred tax assets, non-current portion	19,700	21,271	21,869	3,313
Other non-current assets	11,532	51,210	51,867	7,859
Restricted cash, non-current portion	4,421	6,134	14,792	2,241
Prepaid land use right	—	—	28,113	4,260

Total non-current assets	1,191,353	1,749,590	1,782,126	270,018

Total assets	2,443,865	2,591,708	2,667,044	404,096

LIABILITIES
Current liabilities
Short-term bank borrowings	11,500	8,000	83,000	12,576
Long-term bank borrowings, current portion	57,487	65,826	60,906	9,228
Accounts payable	9,759	14,407	10,332	1,565
Accrual for acquisitions of property, plant and equipment	12,043	7,377	14,404	2,182
Obligations under capital leases, current portion	3,582	3,582	3,582	543
Accrued expenses and other liabilities	48,663	44,040	49,935	7,566
Income tax payable	14,642	24,396	25,401	3,849
Deferred revenue, current portion	10,401	12,020	11,520	1,745
Contingent business acquisition consideration	—	13,495	14,072	2,132
Amounts due to related parties	1,546	—	—	—

Total current liabilities	169,623	193,143	273,152	41,386

Non-current liabilities
Long-term bank borrowings, non-current portion	80,915	55,395	45,089	6,832

	December 31, 2009*	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	US$
Deferred revenue, non-current portion	5,188	10,342	9,081	1,376
Obligations under capitalized leases, non-current portion	8,074	6,038	5,325	807
Lease deposits	1,000	3,814	5,110	774
Deferred tax liabilities, non-current portion	25,317	28,888	27,452	4,159

Total non-current liabilities	120,494	104,477	92,057	13,948

Total liabilities	290,117	297,620	365,209	55,334

Commitments and contingencies

Equity
Ordinary shares	108	106	105	16
Additional paid-in capital	2,671,910	2,679,673	2,604,704	394,652
Accumulated other comprehensive loss	(3,987)	(12,286)	(14,835)	(2,248)
Accumulated deficit	(514,283)	(468,628)	(384,883)	(58,316)
Total parent shareholders’ equity	2,153,748	2,198,865	2,205,091	334,104
Non-controlling interests	—	95,223	96,744	14,658

Total equity	2,153,748	2,294,088	2,301,835	348,762

Total liabilities and equity	2,443,865	2,591,708	2,667,044	404,096

*	Amounts for the year ended December 31, 2009 were derived from the December 31, 2009 audited consolidated financial statements.
Concord Medical Services Holdings Limited
Unaudited Condensed Consolidated Statements of Income
(in thousands, except for number of ADS and per ADS data)

	For The Three Months Ended				For The Twelve Months Ended
	December 31,	September 30,	December 31,		December 31,	December 31,
	2009	2010	2010		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue, net
Lease and management services	75,225	92,046	92,815	14,063	260,162	349,248	52,916
Management services	8,643	5,737	9,992	1,514	28,739	22,805	3,455
Others	2,911	3,255	10,056	1,524	3,535	17,471	2,647

Total net revenues	86,779	101,038	112,863	17,101	292,436	389,524	59,018

Cost of revenues
Lease and management services	(18,793)	(25,415)	(24,636)	(3,733)	(60,937)	(93,771)	(14,208)
Amortization of acquired intangibles	(6,105)	(7,870)	(5,210)	(789)	(26,493)	(26,488)	(4,013)
Management services	(122)	(860)	(1,489)	(226)	(131)	(2,441)	(370)
Total cost of revenues	(25,020)	(34,145)	(31,335)	(4,748)	(87,561)	(122,700)	(18,591)

Gross profit	61,759	66,893	81,528	12,353	204,875	266,824	40,427

	For The Three Months Ended				For The Twelve Months Ended
	December 31,	September 30,	December 31,		December 31,	December 31,
	2009	2010	2010		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses

Selling expenses	(3,212)	(3,517)	(8,555)	(1,296)	(7,675)	(17,150)	(2,598)
General and administrative expenses	(10,134)	(13,777)	(21,534)	(3,263)	(29,821)	(70,008)	(10,607)

Operating income	48,413	49,599	51,439	7,794	167,379	179,666	27,222
Interest expense	(2,011)	(2,188)	(1,226)	(186)	(6,891)	(7,448)	(1,128)
Foreign exchange income(loss)	5	(3,018)	(671)	(102)	(213)	(5,436)	(824)
Interest income	125	1,283	4,672	708	948	7,865	1,192
Other income (expense)	—	118	(399)	(60)	—	144	22

Income before income taxes	46,532	45,794	53,815	8,154	161,223	174,791	26,484
Income tax expense	(10,662)	(12,376)	(10,137)	(1,536)	(36,396)	(43,873)	(6,647)

Net income	35,870	33,418	43,678	6,618	124,827	130,918	19,837

Net income attributable to non-controlling interests	—	3	(1,521)	(230)	—	(1,518)	(230)

Accretion of Series A contingently redeemable convertible preferred shares	(6,199)		—	—	(30,050)	—	—
Accretion of Series B contingently redeemable convertible preferred shares	(9,976)		—	—	(48,359)	—	—

Net income attributable to ordinary shareholders	19,695	33,421	42,157	6,388	46,418	129,400	19,607

Earnings per ADS
Basic /Diluted	0.69	0.69	0.87	0.13	1.86	2.66	0.40

Weighted average number of ADS outstanding:
Basic /Diluted	29,057,729	48,700,469	48,628,990	48,628,990	24,882,926	48,680,198	48,680,198
Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, except for per ADS data, unaudited)

	Three months ended									Twelve months ended
	December 31, 2009			September 30, 2010			December 31, 2010			December 31, 2009			December 31, 2010
			Non-			Non-			Non-			Non-			Non-
	GAAP	Adjust	GAAP	GAAP	Adjust	GAAP	GAAP	Adjust	GAAP	GAAP	Adjust	GAAP	GAAP	Adjust	GAAP
	Result	ment	Results	Result	ment	Results	Result	ment	Results	Result	ment	Results	Result	ment	Results
Operating profit	48,413	1,007	49,420	49,599	2,577	52,176	51,439	1,807	53,246	167,379	1,007	168,386	179,666	9,570	189,236
Net income	35,870	1,007	36,877	33,418	2,577	35,995	43,678	1,807	45,485	124,827	1,007	125,834	130,918	9,570	140,488
Basic earning per ADS	0.69	0.03	0.72	0.69	0.05	0.74	0.87	0.04	0.91	1.86	0.06	1.92	2.66	0.20	2.86
Diluted earning per ADS	0.69	0.03	0.72	0.69	0.05	0.74	0.87	0.04	0.91	1.86	0.06	1.92	2.66	0.20	2.86

(*)	The only adjustment is share-based compensation expense.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended			Twelve months ended
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2009	December 31, 2010
Net income	35,870	33,418	43,678	124,827	130,918
Interest expense, net	1,886	905	(3,446)	5,943	(417)
Income taxes expense	10,662	12,376	10,137	36,396	43,873
Depreciation and amortization	22,685	29,121	27,400	78,174	106,138
Share-based compensation	1,007	2,577	1,807	1,007	9,570
Other adjustments	(5)	2,900	1,070	213	5,292

Adjusted EBITDA	72,105	81,297	80,646	246,560	295,374

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange loss and other income.